UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF MINUTES No. 457 OF EDENOR S.A.´S BOARD OF DIRECTORS´ MEETING

MINUTES No. 457: In the City of Buenos Aires, on March 09, 2021, at 12:30 p.m., in observance of the Social, Preventive and Mandatory Isolation regime (“Aislamiento Social, Preventivo y Obligatorio”) provided for by Emergency Decree No. 297/2020 (Decreto de Necesidad y Urgencia, DNU), then extended by DNU No. 459/2020, and in consideration of CNV General Resolution No. 830/2020 authorizing Board of Directors´ Meetings to be remotely held during the health emergency situation and limited free circulation, including those issuers who have not so provided in their By-laws, as in the case of the Company, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A. or the Company) held a remote meeting through Microsoft Teams, which allows for simultaneous transmission of sound, images and words during the meeting and its digital recording. Regular Directors Ricardo Alejandro Torres, Gustavo Mariani, Diego Salaverri, María José Wuille-Bille, Carlos Pérez Bello, Carlos Iglesias, Santiago Fraschina, Hernán Ferrera, Haroldo Montagu y Diego Rozengardt attended the remote meeting. Alternate Director Benjamin Navarro also attended the remote meeting, who joined the discussion by the Board as well as Daniel Abelovich, Germán Wetzler Malbrán and Jorge Pardo, representing the Supervisory Committee.The Company`s Director of Finance and Control Mr. Leandro Montero also attended the remote meeting as well as Mr. Carlos Ariosa as Legal Affairs Manager and Mr. Sergio Cravero, member of PwC, the Company´s independent audit firm. The meeting was chaired by the Chairman of the Board, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the FIRST ITEM of the Agenda as timely informed […] Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: 4°) Consideration of the Annual Report and Corporate Governance Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes to the Financial Statements, Schedules and Supplementary Information, Informative Report, Information required by the Regulations of the list of Argentine Stock Exchanges and Markets (Bolsas y Mercados Argentinos, BYMA) and by the Rules of the Argentine Securities and Exchange Commission (CNV), Reports of the Certifying Accountant and the Supervisory Committee and allocations of profits for the fiscal year ended December 31, 2020.

The Chairman informed that the Meeting should consider the Financial Statements and other documents for the fiscal year ended December 31, 2020, and stated attendees were aware of all such documents as they were handed over to them in advance to the Meeting. As already informed to Directors at the previous Meeting, those documents were prepared in compliance with the provisions of Resolution 539 of Federación Argentina de Consejos Profesionales de Ciencias Económicas dated July 2018, ratified and supplemented by CNV General Resolution No. 777 and by Law 27.468. Thereafter, the Chairman moved all Directors to consider the Annual Report, the Inventory, the Financial Statements and their Notes, Empresa Distribuidora y Comercializadora Norte S.A.´s Informative Report and the information required under BYMA´s Regulations and under CNV’s Rules, all for the fiscal year ended December 31, 2020, and moved all attendees to approve them. After discussing, the Board of Directors unanimously RESOLVED TO: (i) Take note of all the information provided and approve all the accounting documents submitted to their consideration under that item of the Agenda, but not to transcribe them in the minutes as they were transcribed in the Inventory Book, except for the Annual Report and its Schedule I (Corporate Governance Report, CNV General Resolution 606) transcribed as follows: […] (ii) Based on the resolutions above, it was further RESOLVED TO authorize either the Chairman or Vice-Chairman to sign on behalf of the Company the Annual Report, Financial Statements and other related documents previously approved, and to carry out any necessary filings and acts before the relevant authorities […] After a brief exchange of opinions and there being no further issues to transact, , the Chairman thanked those present and concluded the meeting at 13:15 hs.

Undersigning Attendees: Ricardo Torres, Gustavo Mariani, Diego Salaverri, María José Wuille-Bille, Carlos Pérez Bello, Carlos Iglesias, Santiago Fraschina, Hernán Ferrera, Haroldo Montagu, Diego Rozengardt, Benjamín Navarro, Daniel Abelovich, Germán Wetzler Malbrán y Jorge Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 12, 2021